                                                              EXHIBIT EX-28.2














     TIPHOOK PLC CONTAINER RENTAL
     BUSINESSES



     Unaudited Combined Interim
     Financial Information

     October 31, 1993




















     Touche Ross & Co.
     Peterborough Court
     133 Fleet Street
     London EC4A 2TR

     TIPHOOK PLC CONTAINER RENTAL BUSINESSES

     INDEX TO UNAUDITED COMBINED INTERIM FINANCIAL INFORMATION


                                                                        Page

     Unaudited combined profit and loss statement                          2

     Unaudited combined statement of total recognised gains and losses     3

     Unaudited combined balance sheet                                      4

     Unaudited combined cash flow statement                                5

     Notes to the unaudited combined interim financial information         6



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Page 1


















                         This page intentionally left blank

TIPHOOK PLC CONTAINER RENTAL BUSINESSES

COMBINED PROFIT AND LOSS STATEMENT
Six months ended October 31, 1993


                                             Note    Six months    Six months
                                                          ended         ended
                                                    October 31,   October 31,
                                                           1992          1993
                                                    (unaudited)   (unaudited)
                                                             #m            #m

TURNOVER from continuing operations            2          87.1          88.1


COST OF SALES
Operating depreciation                                   (18.7)        (21.9)
Exceptional operating asset writedowns                       -          (4.5)
Other cost of sales                                      (18.1)        (18.4)
                                                         _____         _____
Total cost of sales                                      (36.8)        (44.8)
                                                         _____         _____

GROSS PROFIT                                              50.3          43.3
Distribution costs                                        (3.7)         (7.1)
Administrative expenses                                   (4.7)        (11.1)
Other operating income/(expenses)                          1.8          (0.2)
                                                         _____         _____
OPERATING PROFIT from continuing operations               43.7          24.9
Investment income                                            -           0.2
Net interest payable                                     (16.4)        (18.7)
                                                         _____         _____

RETAINED PROFIT ON ORDINARY ACTIVITIES
  BEFORE TAXATION                                         27.3           6.4

Tax on profit on ordinary activities           5             -             -
                                                         _____         _____

RETAINED PROFIT ON ORDINARY ACTIVITIES
  AFTER TAXATION                                          27.3           6.4
                                                         =====         =====

TIPHOOK PLC CONTAINER RENTAL BUSINESSES

COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
Six months ended October 31, 1993


                                                     Six months    Six months
                                                          ended         ended
                                                    October 31,   October 31,
                                                           1992          1993
                                                    (unaudited)   (unaudited)
                                                             #m            #m

Profit on ordinary activities after
  taxation                                                27.3           6.4
Currency translation differences                          (0.7)          0.2
                                                          ____           ___

Total recognised gains and losses                         26.6           6.6
                                                          ====           ===

Movements in shareholders's funds are set out in note 11.

TIPHOOK PLC CONTAINER RENTAL BUSINESSES

COMBINED BALANCE SHEET
October 31, 1993

                                             Note     April 30,   October 31,
                                                           1993          1993
                                                                  (unaudited)
                                                             #m            #m
FIXED ASSETS
Tangible assets                                6         613.7         630.0
Investments                                    7           1.0           1.0
                                                         _____         _____
                                                         614.7         631.0
                                                         _____         _____

CURRENT ASSETS
Debtors                                                   60.8          56.4
Cash at bank and in hand                                   2.8           1.8
                                                         _____         _____
                                                          63.6          58.2
CREDITORS - amounts falling due within
  one year
Bank overdrafts and working capital
  facilities                                   8             -          (0.4)
Other borrowings                               8        (451.6)       (436.0)
Other creditors                                         (162.4)       (182.1)
                                                         _____         _____
                                                        (614.0)       (618.5)
                                                         _____         _____

NET CURRENT LIABILITIES                                 (550.4)       (560.3)
                                                         _____         _____

TOTAL ASSETS LESS CURRENT LIABILITIES                     64.3          70.7

CREDITORS - amounts falling due after more than
  one year                                                (0.2)            -
                                                         _____         _____
                                                          64.1          70.7
                                                         =====         =====
CAPITAL AND RESERVES
Called up share capital                       10         144.7         144.7
Reserves                                      11          64.8          71.4
                                                         _____         _____

GROSS SHAREHOLDERS' FUNDS                                209.5         216.1
Goodwill write off reserve                              (145.4)       (145.4)
                                                         _____         _____
NET SHAREHOLDERS' FUNDS                                   64.1          70.7
                                                         =====         =====

TIPHOOK PLC CONTAINER RENTAL BUSINESSES

COMBINED CASH FLOW STATEMENT
Six months ended October 31, 1993


                                             Note    Six months    Six months
                                                          ended         ended
                                                    October 31,   October 31,
                                                           1992          1993
                                                    (unaudited)   (unaudited)
                                                             #m            #m

Net cash inflow from operating activities      3          47.2          99.0
Returns on investments and servicing of
  finance
Net interest paid                                         (0.4)         (0.2)
Interest paid to the Tiphook plc Group                   (18.3)        (18.4)
Ordinary dividends paid                                  (30.0)        (40.0)
                                                         _____          ____
Net outflows from returns on investments
  and servicing of finance                               (48.7)        (58.6)
                                                         _____          ____
Net cash (outflow)/inflow before investing and
  financing                                               (1.5)         40.4

Investing activities
Purchase of tangible fixed assets                        (81.5)         (7.4)
Sale of tangible fixed assets                              6.9           5.8
                                                         _____          ____
Net cash outflow from investing activities               (74.6)         (1.6)
                                                         _____          ____

Net cash (outflow)/inflow before
financing                                                (76.1)         38.8

Financing
New financing from group companies                       117.6          10.4
Scheduled finance repayments                              (1.5)         (1.4)
Scheduled finance repayments to group
  companies                                              (38.2)        (49.4)
                                                         _____          ____
Net cash inflow/(outflow) from financing                  77.9         (40.4)
                                                         _____          ____

Increase/(decrease) in cash and cash
  equivalents                                  4           1.8          (1.6)
                                                         =====          ====

TIPHOOK PLC CONTAINER RENTAL BUSINESSES

NOTES TO THE UNAUDITED COMBINED INTERIM FINANCIAL INFORMATION for the six months ended October 31, 1993


1.   Accounting Policies

Basis of Combination

The accompanying unaudited combined interim financial information aggregates the unaudited interim consolidated financial information of Tiphook Container Rental Company Limited ("TCR") and the unaudited interim financial information of Tiphook Rentals Limited ("Rentals") (together "the Container Rental Businesses"). Turnover and profits arising on trading between companies within the Container Rental Businesses are excluded. Grampian Containers
Ltd, the only UK subsidiary of Tiphook Container Rental Company Limited, has been excluded from the financial information as its inclusion would not be material. Tiphook plc and its subsidiaries other than the Container Rental Businesses are hereinafter referred to as "the Tiphook plc Group".

The accompanying unaudited combined interim financial information as at October 31, 1993 has been prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP") which differ in certain material respects from generally accepted accounting principles in the United States ("US GAAP") - see Note 14. The accompanying financial information does not represent the statutory financial statements of the companies comprising the Container Rental Businesses. The statutory financial statements for these companies for the year ended April 30, 1993, on which the auditors' report was unqualified but contained explanatory paragraphs concerning matters that raise substantial doubt about the Container Rental Businesses' ability to continue as going concerns, have been delivered to the Registrar of Companies in England and Wales. Amounts in the accompanying combined interim financial information are stated in pounds sterling (#), the currency of the country in which the companies comprising the Container Rental Businesses are incorporated.

The interim financial information of the Container Rental Businesses reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the combined results for the periods presented.

This presentation of the Container Rental Businesses differs from that presented in the circular to shareholders of Tiphook plc dated February 14, 1994, principally in respect of financing related adjustments which were allocated to the Container Rental Businesses. This presentation is a pure aggregation of the financial statements of the legal entities comprising the Container Rental Businesses.

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Page 7


TIPHOOK PLC CONTAINER RENTAL BUSINESSES

NOTES TO THE UNAUDITED COMBINED INTERIM FINANCIAL INFORMATION for the six months ended October 31, 1993


1.   Accounting Policies (continued)

The unaudited combined interim financial information has been prepared under the historical cost convention and in accordance with applicable accounting standards generally accepted in the United Kingdom. The principal accounting policies are described below.

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to rules and regulations of the Securities and Exchange Commission. This unaudited combined interim financial information should be read in conjunction with the audited combined financial statements and notes thereto of the Container Rental Businesses for the year ended April 30, 1993.

Foreign exchange

The functional currency of the Container Rental Businesses is sterling. Transactions in other currencies are recorded at average rates of exchange ruling during the periods in which the transactions take place. Exchange differences arising on such transactions are dealt with in the Profit and Loss Statement.

Gains and losses on forward currency contracts which hedge future currency exposures are reported with the related transactions to leave them stated at the forward contract rate. Differences arising on the translation of the financial statements into pounds sterling (#), the Container Rental Businesses' reporting currency, are dealt with in the Foreign Exchange Fluctuation Reserve.

Turnover

Turnover from trading activities is the amount derived from the provision of goods and services falling within the Container Rental Businesses' ordinary activities after excluding trade discounts and value added tax.

Operating leases

Operating lease rentals are charged to the Profit and Loss Account as incurred.

TIPHOOK PLC CONTAINER RENTAL BUSINESSES

NOTES TO THE UNAUDITED COMBINED INTERIM FINANCIAL INFORMATION for the six months ended October 31, 1993


1.   Accounting Policies (continued)

Pension costs

The companies within the Container Rental Businesses are members of the Tiphook Group Retirement Benefit Scheme, a defined benefit funded pension scheme operated by Tiphook plc. The expected pension cost is charged to the Profit and Loss Account so as to spread the cost of pensions over the service lives of employees in the scheme. The pension cost is assessed in accordance with the advice of qualified actuaries. Actuarial surpluses and deficits are spread over the expected remaining service lives of current employees in the scheme.

Maintenance costs

Expenditure relating to the maintenance of containers in respect of general wear and tear is written off in the year in which it is incurred.

Taxation

Deferred taxation is not provided in respect of significant timing differences unless it is probable that such tax will become payable in the foreseeable future.

Advance corporation tax is written off unless it can either be set against provisions for taxation or is recoverable against tax liabilities in respect of the following period in which case it is deferred.

No allowance is made for taxation that might arise on the remittance of retained profits by overseas subsidiaries subsequent to the balance sheet date.

Tangible fixed assets and depreciation

For all tangible fixed assets, depreciation is calculated to write down their cost to estimated residual value over their estimated useful economic lives by equal annual instalments.

TIPHOOK PLC CONTAINER RENTAL BUSINESSES

NOTES TO THE UNAUDITED COMBINED INTERIM FINANCIAL INFORMATION for the six months ended October 31, 1993


1.   Accounting Policies (continued)

The estimated useful lives and residual values of tangible fixed assets are as follows:
                                             Estimated      Estimated
                                             useful lives   residual value

Dry freight containers                       15 years       15% of cost
Tank containers                              25 years       20% of cost
Office equipment and motor vehicles          5 years        nil

2.   Analysis of Turnover, Profit and Capital Employed

Turnover, operating profit and capital employed derives from the Container Rental Businesses' main business of container rental. The business, which is located principally in the United Kingdom, is carried out on an international basis. Assets are centrally controlled and contracts allow customers to use and return equipment anywhere within its worldwide network. Revenue and assets cannot, therefore, be attributed to a particular geographical area and accordingly, the directors do not consider it practical or meaningful to provide such an analysis.

3.   Reconciliation of Operating Profit to Net Cash Inflow from Operating
     Activities
                                                     Six months    Six months
                                                          ended         ended
                                                    October 31,   October 31,
                                                           1992          1993
                                                    (unaudited)   (unaudited)
                                                             #m            #m

Operating profit                                          43.7          24.9
Depreciation charge                                       19.2          22.4
Profit on sale of tangible fixed assets                   (0.2)         (0.3)
Provision against fixed assets                               -           4.7
(Increase)/Decrease in debtors                            (6.0)          8.7
(Decrease)/Increase in creditors                          (1.0)          1.3
(Decrease)/Increase in amount due to the
  Tiphook plc Group                                       (4.3)         37.3
Decrease in provisions                                    (1.9)            -
Operating costs capitalised                               (2.3)            -
                                                          ____          ____
Net cash inflow from operating activities                 47.2          99.0
                                                          ====          ====

TIPHOOK PLC CONTAINER RENTAL BUSINESSES

NOTES TO THE UNAUDITED COMBINED INTERIM FINANCIAL INFORMATION for the six months ended October 31, 1993


3. Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities (continued)

Changes in working capital are stated after excluding movements due to foreign exchange.

4.   Analysis of Change in Cash and Cash Equivalents

                                            Cash at                  Cash and
                                           bank and         Bank         cash
                                            in hand   overdrafts  equivalents
                                        (unaudited)  (unaudited)  (unaudited)
                                                 #m           #m           #m

At April 30, 1993                              2.8            -          2.8
  Net cash inflow/(outflow) before
    adjustment for effect of foreign
    exchange rate changes                     (1.0)        (0.6)        (1.6)
Effect of foreign exchange rate changes          -          0.2          0.2
                                               ___          ___          ___
At October 31, 1993                            1.8         (0.4)         1.4
                                               ===          ===          ===

5.   Tax on Profit on Ordinary Activities

                                                     Six months    Six months
                                                          ended         ended
                                                    October 31,   October 31,
                                                           1992          1993
                                                    (unaudited)   (unaudited)
                                                             #m            #m

Tax on profit on ordinary activities                         -             -
                                                           ===           ===

The UK operating subsidiaries of the Container Rental Businesses receive allowances against profits subject to corporation tax on qualifying capital expenditures and lease payments in the year in which such expenditures or payments arise or, where the allowances and lease payments exceed the profits which would otherwise be liable to corporation tax, in the subsequent years. Allowances against corporation tax in the year ended April 30, 1993 represented more than the sum of the Container Rental Businesses' profit which

TIPHOOK PLC CONTAINER RENTAL BUSINESSES

NOTES TO THE UNAUDITED COMBINED INTERIM FINANCIAL INFORMATION for the six months ended October 31, 1993


5.   Tax on Profit on Ordinary Activities (continued)

would otherwise have been taxable. Accordingly, the Container Rental Businesses had no profits attracting UK corporation tax in this fiscal year and it is anticipated that there will be no UK corporation tax charge for the six months ended October 31, 1993 the surplus allowances have been carried forward for relief in the future. Deferred taxation was not provided because, on the basis of anticipated levels of capital expenditure, capital allowances thereon were expected to continue to exceed depreciation for the next several years.

The Container Rental Businesses has a number of subsidiaries resident in overseas tax jurisdictions and in each jurisdiction allowances for tax, depreciation and lease rentals paid have, in the most part to date, exceeded profits which would otherwise be subject to corporation tax. Surplus allowances are carried forward for offset in future years to the extent that local laws allow.

6.   Tangible Fixed Assets

                                                          Office
                                         Containers    equipment
                                           used for    and motor
                                             rental     vehicles        Total
                                        (unaudited)  (unaudited)  (unaudited)
                                                 #m           #m           #m
Cost
At May 1, 1993                               739.8          7.5        747.3
Exchange differences                          41.2          0.1         41.3
Additions                                     15.5          0.4         15.9
Disposals                                     (9.8)        (0.2)       (10.0)
                                             _____          ___        _____
At October 31, 1993                          786.7          7.8        794.5
                                             =====          ===        =====

Depreciation
At May 1, 1993                               129.9          3.7        133.6
Exchange differences                           5.6            -          5.6
Charge for the period                         21.9          0.5         22.4
Provisions                                     4.5            -          4.5
Transfers                                        -            -            -
Disposals                                     (1.6)           -         (1.6)
                                             _____          ___        _____
At October 31, 1993                          160.3          4.2        164.5
                                             =====          ===        =====

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Page 12


TIPHOOK PLC CONTAINER RENTAL BUSINESSES

NOTES TO THE UNAUDITED COMBINED INTERIM FINANCIAL INFORMATION for the six months ended October 31, 1993


6.   Tangible Fixed Assets (continued)

                                                          Office
                                         Containers    equipment
                                           used for    and motor
                                             rental     vehicles        Total
                                        (unaudited)  (unaudited)  (unaudited)
                                                 #m           #m           #m

Net book value
At October 31, 1993                          626.4          3.6        630.0
                                             =====          ===        =====

Net book value
At April 30, 1993                            609.9          3.8        613.7
                                             =====          ===        =====

The net book value at October 31, 1993 of fixed assets financed by hire purchase or finance leases from the Tiphook plc Group is #491.0 million.

                                                                   Six months
                                                                        ended
                                                                  October 31,
                                                                         1993
                                                                  (unaudited)
                                                                           #m
Cash flow reconciliation

Balance sheet additions                                                 15.9
Net increase in creditors                                               (8.5)
                                                                        ____

Cash flow                                                                7.4
                                                                        ====

7.   Fixed Asset Investments

                                              At April 30,     At October 31,
                                                      1993               1993
                                                                  (unaudited)
                                                        #m                 #m

Shares in fellow Tiphook plc group companies at cost   1.0               1.0
                                                       ===               ===

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Page 13


TIPHOOK PLC CONTAINER RENTAL BUSINESSES

NOTES TO THE UNAUDITED COMBINED INTERIM FINANCIAL INFORMATION for the six months ended October 31, 1993


7.   Fixed Asset Investments (continued)

The subsidiaries of TCR, all of which are wholly owned, are shown below. The principal country of operation is the country of incorporation or registration. The principal activity of all of the subsidiaries is the provision of containers for rental.

     Tiphook Container Leasing
       (Gibraltar) Ltd                       Incorporated in Gibraltar
     Tiphook Container Rental
       (Australasia) Ltd                     Incorporated in New Zealand
     Tiphook Container Rental
       (Hong Kong) Ltd                       Incorporated in Hong Kong
     Grampian Containers Ltd                 Registered in Scotland
     Tiphook Container Rental Inc.           Incorporated in USA
     Tiphook Container Rental (Singapore)
       Plc Ltd                               Incorporated in Singapore
     Tiphook Container Rental (Italia) SrL   Incorporated in Italy
     Tiphook Container Rental (South
       America) Ltd                          Incorporated in Brazil

Tiphook Container Leasing (Gibraltar) Ltd, was wound up on April 29, 1993 and the value of TCR's investment written off. All assets and liabilities were transferred to TCR on that date.

The investment in Grampian Containers Ltd which cost #1.3 million, has been included in the financial statements at #nil value at each balance sheet date due to a permanent diminution in value. The results, assets and liabilities of Grampian Containers Ltd have not been consolidated. Set out below is a brief summary of the net liabilities of Grampian Containers Ltd.

                                              At April 30,     At October 31,
                                                      1993               1993
                                                                  (unaudited)
                                                        #m                 #m

Fixed assets                                          0.8                0.6
Current assets                                        1.0                0.6
Creditors-amounts falling due within one year        (3.5)              (3.0)
                                                      ___                ___

Net liabilities                                      (1.7)              (1.8)
                                                      ===                ===

TIPHOOK PLC CONTAINER RENTAL BUSINESSES

NOTES TO THE UNAUDITED COMBINED INTERIM FINANCIAL INFORMATION for the six months ended October 31, 1993


7.   Fixed Asset Investments (continued)

Included in creditors at October 31, 1993 are amounts due to the Tiphook plc Group of #3.0 million.

The result for the six months ended October 31, 1993 of Grampian Containers Ltd are immaterial in the context of the Container Rental Businesses' combined profit and loss statement.

8.   Borrowings

                                              At April 30,     At October 31,
                                                      1993               1993
                                                                  (unaudited)
                                                        #m                 #m

Bank overdrafts                                         -                0.4
Bank loans (secured)                                  0.9                  -
Obligations under finance leases                    220.1              197.3
Obligations under hire purchase contracts           230.6              238.7
                                                    _____              _____
Total borrowings                                    451.6              436.4
                                                    =====              =====

Analysed:
Amounts falling due within one year                 451.6              436.4
Less cash at bank and in hand                        (2.8)              (1.8)
                                                    _____              _____

Net borrowings                                      448.8              434.6
                                                    =====              =====

TIPHOOK PLC CONTAINER RENTAL BUSINESSES

NOTES TO THE UNAUDITED COMBINED INTERIM FINANCIAL INFORMATION for the six months ended October 31, 1993


8.   Borrowings (continued)

                                                                   At October
                                                                          31,
                                                                         1993
                                                                  (unaudited)
                                                                           #m

Movement in net borrowings:
Cash and cash equivalents
  At May 1, 1993                                                         2.8
  Exchange differences                                                   0.2
  Cash outflow                                                          (1.6)
                                                                       _____
At October 31, 1993                                                      1.4
                                                                       =====

Other debt
  At May 1, 1993                                                       451.6
  New finance                                                           10.4
  Exchange differences                                                  24.8
  Repayments                                                           (50.8)
                                                                       _____
At October 31, 1993                                                    436.0
                                                                       =====

Net borrowings
  At beginning of period                                               448.8
  Movement                                                             (14.2)
                                                                       _____

At end of period                                                       434.6
                                                                       =====

Finance leases with the Tiphook plc Group amount to #193.8 million at October 31, 1993.

All hire purchase obligations are to the Tiphook plc Group.

All borrowings have been classified as falling due within one year as a consequence of matters explained in note 13: Post balance sheet events and going concern matters - classification of debt.

TIPHOOK PLC CONTAINER RENTAL BUSINESSES

NOTES TO THE UNAUDITED COMBINED INTERIM FINANCIAL INFORMATION for the six months ended October 31, 1993


9.   Deferred Taxation

The full potential liability, for which no provision has been made, comprises:

                                              At April 30,     At October 31,
                                                      1993               1993
                                                                  (unaudited)
                                                        #m                 #m

Capital allowances in excess of depreciation         53.2               57.1
Other timing differences                             (0.1)                 -
                                                     ____               ____
                                                     53.1               57.1
                                                     ====               ====

10.  Called up Share Capital

                                              At April 30,     At October 31,
                                                      1993               1993
                                                                  (unaudited)
                                                        #m                 #m

Authorised, alloted and fully paid:
TCR Ordinary shares of #1 each                        1.8                1.8
Rentals Ordinary shares of #1 each                  142.9              142.9
                                                    _____              _____
                                                    144.7              144.7
                                                    =====              =====

TIPHOOK PLC CONTAINER RENTAL BUSINESSES

NOTES TO THE UNAUDITED COMBINED INTERIM FINANCIAL INFORMATION for the six months ended October 31, 1993


11.  Movements in Shareholders' Funds



                                                      Foreign               Goodwill
                                           Share      Exchange    Profit    Write
                                 Share     Premium    Fluctuation and Loss  Off
GROUP                            Capital   Account    Reserve     Account   Reserve     Total
                               (unaudited)(unaudited)(unaudited)(unaudited)(unaudited)(unaudited)
                                 #m        #m         #m          #m        #m          #m

At April 30, 1993                144.7     0.1        (7.6)      72.3       (145.4)    64.1
Profit attributable to
Shareholders                         -       -           -        6.4            -      6.4
Exchange adjustments                 -       -         0.2          -            -      0.2
                                 _____     ___        ____       ____       ______     ____
At October 31, 1993              144.7     0.1        (7.4)      78.7       (145.4)    70.7
                                 =====     ===        ====       ====       ======     ====


12.  Contingent Liabilities

The Container Rental Businesses guarantees the borrowings of subsidiaries and fellow subsidiaries in the normal course of business.

The Container Rental Businesses, Tiphook plc and the main operating companies of the Tiphook plc Group jointly and severally unconditionally guarantee as to principal and interest the US$700 million Notes described below, issued in the US public market, during the year ended April 30, 1993, by Tiphook Finance Corporation, a fellow group company,

     $150 million             10 3/4% Notes            Due 2002
     $350 million             8% Notes                 Due 2000
     $200 million             7 1/8% Notes             Due 1998

TIPHOOK PLC CONTAINER RENTAL BUSINESSES

NOTES TO THE UNAUDITED COMBINED INTERIM FINANCIAL INFORMATION for the six months ended October 31, 1993


13.  Post Balance Sheet Events and Going Concern Matters

(a)  Transamerica transaction

Tiphook plc completed the sale of substantially all the assets and certain specified liabilities of the Container Rental Businesses ("the Sale") to Transamerica Container Acquisition Corporation ("Transamerica") on March 15, 1994.

Sale proceeds of #673 million were received on March 15, 1994 with further amounts receivable upon the procuring of title to certain assets and release of escrows, resulting in a maximum total consideration of up to #722 million. The purchase price is subject to adjustment on the basis of a post-completion audit of the adjusted net assets at completion (as defined in the Asset Purchase Agreement).

The Sale will be reflected in the statutory financial statements of Tiphook Container Rental Company Limited and Tiphook Rentals Limited for the year ending April 30, 1994 as will the repayment of these companies' finance. Tiphook plc's Container Rental Businesses ceased trading as of March 15, 1994.

(b)  Going concern and other matters

The unaudited combined interim financial statements have been prepared from unaudited interim financial information of Tiphook Container Rental Company Limited and Tiphook Rentals Limited which were prepared under the assumption that the companies would continue as going concerns. The Container Rental Businesses includes legal entities which are dependent on the Tiphook plc Group to meet their obligations as they fall due. The matters discussed below with respect to the Tiphook plc Group raise substantial doubt about the Tiphook plc Group's ability to continue as a going concern, and, therefore, raise substantial doubt about the ability of the legal entities comprising the Container Rental Businesses to continue as a going concern.

On October 7, 1993 Tiphook plc published an announcement advising of revised financial forecasts which indicated a loss for the six months ended October 31, 1993. This weaker than expected performance coupled with the write-offs incurred in the year ended April 30, 1993 resulted in higher than forecast current and projected levels of borrowings and gearing.

TIPHOOK PLC CONTAINER RENTAL BUSINESSES

NOTES TO THE UNAUDITED COMBINED INTERIM FINANCIAL INFORMATION for the six months ended October 31, 1993


13.  Post Balance Sheet Events and Going Concern Matters (continued)

On November 15, 1993 Tiphook plc announced that it was likely to incur a loss in the six months ending April 30, 1994 and that it did not expect to pay dividends for the financial year ending April 30, 1994. The announcement also contained details of the on demand facilities made available to the Tiphook plc Group by its principal bankers ("the Banks") and stated that the Tiphook plc Group was in breach of certain of its banking covenants.

Breaches of covenants and classification of debt

These changes in the Tiphook plc Group's circumstances resulted in actual and prospective breaches of covenants contained in a number of the Tiphook plc Group's financing agreements. As a result, all borrowings and liabilities under forward foreign exchange contracts and interest rate swap agreements of the Tiphook plc Group at October 31, 1993 have been classified in current liabilities until final completion of the Sale and the future financing of the Tiphook plc Group is determined.

Liquidity requirements

The Tiphook plc Group's Banks have made available to the Tiphook plc Group facilities ("the New Bank Facilities") which, subject to the terms of the agreement, are available to the Tiphook plc Group to meet immediate working capital requirements, certain equipment purchase requirements and servicing of the Tiphook plc Group's borrowings. The amount made available under the New Bank Facilities has been agreed by Tiphook plc with the Banks on the basis of a business plan submitted to the Banks. The business plan contains a number of assumptions including completion of the refinancing arrangements, satisfactory agreement of the purchase price adjustment with Transamerica, receipt of the forecast amount of the escrow balances, no liability being incurred under the class action litigation referred to below and the shareholders approving a special resolution to adopt a new borrowing limit under Tiphook plc's Articles of Association. The amounts made available to the Tiphook plc Group by the Banks are restricted to the amounts forecast as being required with a narrow margin for contingencies, particularly with regard to covenants contained in the New Bank Facilities. Any deterioration in trading performance from that predicted in the forecast or other unanticipated cash requirements could lead to the Tiphook plc Group being unable to trade within the proposed facility.

TIPHOOK PLC CONTAINER RENTAL BUSINESSES

NOTES TO THE UNAUDITED COMBINED INTERIM FINANCIAL INFORMATION for the six months ended October 31, 1993


13.  Post Balance Sheet Events and Going Concern Matters (continued)

Future commitments

In addition to working capital requirements, the Tiphook plc Group requires further financing to meet its future capital expenditure commitments, beyond the current financial year under the trailer fleet realignment programme amounting at October 31, 1993 to #177.5 million net of advance payments of #62.4 million. The Tiphook plc Group has renegotiated its commitments but the fulfillment of these commitments will still depend on future finance being available from 1996 onwards. The contracts provide for substantial damages, including loss of a substantial portion of the advance payments made, if the Tiphook plc Group does not fulfil its commitments.

Increase in borrowing limit

At an Extraordinary General Meeting on October 25, 1993 Tiphook plc's shareholders approved an increase to the borrowing limit in its Articles of Association from five times Tiphook plc's adjusted capital and reserves, as shown in the previous audited financial statements, to #1.3 billion. This increased limit applies until the day after the next Annual General Meeting. Based on the forecast adjusted capital and reserves, after giving effect to the completion of the Sale and the application of the proceeds thereof, it is presently expected that the Tiphook plc Group will have borrowings of significantly greater than five times its adjusted capital and reserves in the foreseeable future and will require shareholders' approval to adopt a new borrowing limit. For this reason it is intended that an Extraordinary General Meeting will be convened for the day of the 1994 annual general meeting, at which a resolution will be proposed to adopt a new borrowing limit appropriate to the Tiphook plc Group's future borrowing requirements.

Litigation

In October 1993, four purported shareholder class actions were brought in the United States District Court for the District of New Jersey against Tiphook plc and certain of its directors. On January 17, 1994, the plaintiffs served the defendants with a consolidated amended complaint in which violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder and Sections 11 and 15 of the Securities Act of 1933 are alleged against Tiphook plc, certain of its directors, Tiphook Finance Corporation and

TIPHOOK PLC CONTAINER RENTAL BUSINESSES

NOTES TO THE UNAUDITED COMBINED INTERIM FINANCIAL INFORMATION for the six months ended October 31, 1993


13.  Post Balance Sheet Events and Going Concern Matters (continued)

the underwriters (Salomon Brothers Inc., Shearson Lehman Brothers Inc., Donaldson, Lufkin & Jenrette Securities Corporation and NatWest Capital Markets Limited) of the Notes issued in November 1992, and March and April 1993 aggregating $700 million. This litigation (the "Class Action Litigation") is a purported class action brought on behalf of persons who purchased Tiphook American Depository Receipts and Notes between October 8, 1992 and November 15, 1993. The allegations of false and misleading statements relate to press announcements and filings made by Tiphook plc with the Securities and Exchange Commission during the alleged class period, and the registration statements for the issuance of the Notes. The complaint also contains assertions that insider trading occurred, although there is no claim for relief based on insider trading. Although the complaint with respect to this litigation does not specify an amount of damages sought, Section 11 of the United States Securities Act of 1933 provides that a purchaser of securities may seek damages in an amount up to the price at which such securities were issued to the public if the registration statement pursuant to which such securities were issued contained an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. Accordingly, a successful claim under Section 11 with respect to the Notes could result in liability to Tiphook plc of up to $699,061,000, the aggregate of the prices at which each Series of Notes was offered to the public. Tiphook plc intends to defend vigorously the claims alleged in this litigation. Tiphook plc has made provision in its October
31, 1993 interim financial information for legal costs to be incurred with respect to defending Tiphook plc in this litigation but not for the potential cost of any judgment or settlement. There can be no assurance as to the final outcome of this litigation or that it will not have a material adverse effect on the Tiphook plc Group and therefore the Container Rental Businesses.

Exceptional costs and write offs

On February 14, 1994 Tiphook plc announced an unaudited interim loss of #179.7 million for the six months ended October 31, 1993. These results included exceptional charges totalling #154.6 million. These charges arise principally from the deterioration in the Tiphook plc Group's financial position subsequent to April 30, 1993 referred to above and from a review of the carrying value of certain of its assets in the light of these changed financial circumstances and against the background of persisting difficulties in some segments of the Tiphook plc Group's markets. As part of a package of

TIPHOOK PLC CONTAINER RENTAL BUSINESSES

NOTES TO THE UNAUDITED COMBINED INTERIM FINANCIAL INFORMATION for the six months ended October 31, 1993


13.  Post Balance Sheet Events and Going Concern Matters (continued)

measures to address those difficulties and secure the support of the Banks the Tiphook plc Group has taken steps to reduce current and future expenditure and commitments, maximize cash generation and reduce debt through asset sales. The various actions taken to achieve these goals have led to additional costs being incurred or to a need to provide for the foreseeable cost of proposed actions in the future. Included in these exceptional costs is #4.5 million as provision for permanent diminution in the value of operating assets of the Container Rental Businesses. Included in these exceptional costs and write offs is an amount of #16 million in relation to a former associated company of Tiphook plc and related parties.

Tiphook plc reached agreement by way of a Deed of Settlement to terminate substantially all its commitments in respect of IAF Group PLC ("IAF") (a former associated company) and various related parties. In 1992, Tiphook plc sold to Galaxy Management Limited ("Galaxy") its 50% interest in IAF (then known as TAF Group Limited). The sale contract provided for the purchase price of #3 million to be paid on deferred terms of which #1.8 million remains unpaid. Under the Deed of Settlement, Tiphook plc agreed to accept #1.25 million from Galaxy in full and final settlement of Galaxy's payment and other obligations under the sale contract but only if Galaxy procured the release of, or a counter indemnity in respect of, guarantees and letters of credit which were provided or procured by Tiphook plc pursuant to obligations under the sale contract. Tiphook plc's maximum contingent liability under these guarantees and letters of credit is #12.3 million.

The Deed of Settlement provided for Tiphook plc to accept #0.75 million from IAF in full and final settlement of all amounts due from IAF and its subsidiaries and related parties under various contracts. The settlement and release is conditional on performance by IAF and its related companies of various obligations including those of Galaxy referred to above. IAF agrees to assist Tiphook plc in finding a purchaser for the property at 12 Curzon Street, London and to assist Tiphook plc in terminating various leases of containers which are to be included in the Sale. Under the Deed of Settlement, Tiphook plc terminates various arrangements it has with Darwen Leasing (a company of which the Chairman of IAF is a director) including arrangements between the companies for the lease of a small aircraft. As a result of these arrangements, provisions and write offs totalling #16 million were made in the accounts to October 31, 1993.

TIPHOOK PLC CONTAINER RENTAL BUSINESSES

NOTES TO THE UNAUDITED COMBINED INTERIM FINANCIAL INFORMATION for the six months ended October 31, 1993


14.  Summary of Differences between UK GAAP and US GAAP

This unaudited combined interim financial information is prepared in accordance with UK generally accepted accounting principles ("GAAP") which differs in certain significant respects from US GAAP. Differences which have a significant effect on combined profit and shareholders' funds are discussed and quantified in a table of adjustments below. While this is not a comprehensive summary of all differences between UK GAAP and US GAAP, other differences are considered unlikely to have a significant effect on the profit and shareholders' funds of the Container Rental Businesses.

(a)  Deferred income taxes

Under UK GAAP, deferred taxes are provided on timing differences only where it is considered probable that such taxes will become payable in the foreseeable future. Under US GAAP deferred tax must be provided on all timing differences (including those arising from other US GAAP adjustments) irrespective of the amount and timing of future tax payments.

(b)  Goodwill

Under UK GAAP, the Container Rental Businesses has adopted the conservative accounting treatment of writing off goodwill against shareholders' funds in the year in which it arises. US GAAP requires that goodwill is capitalised and amortised through the profit and loss account over the estimated period of benefit. For US GAAP purposes goodwill is amortised on a straight line basis over 40 years.

(c)  Foreign currency translation and forward contracts

Under UK GAAP substantially all of the Container Rental Businesses' operating assets have been denominated in foreign currency to match related foreign currency financing of such assets. Differences resulting from translation of such net assets into pounds sterling are taken directly to shareholders' equity. Under US GAAP, such assets would be denominated in the functional currency, pounds sterling, and differences on foreign currency liabilities would be included in the determination of net income.

The Container Rental Businesses have entered into forward foreign currency contracts with a fellow subsidiary under which a significant portion of net foreign currency earnings were sold forward into pounds sterling. These

TIPHOOK PLC CONTAINER RENTAL BUSINESSES

NOTES TO THE UNAUDITED COMBINED INTERIM FINANCIAL INFORMATION for the six months ended October 31, 1993


14.  Summary of Differences between UK GAAP and US GAAP (continued)

contracts would not qualify as hedges under US GAAP and, as such, unrealised gains or losses on open contracts would be included in the determination of net income. Since there were no such open contracts at April 30, 1993 and October 31, 1993, this difference between US and UK GAAP has no impact on net income or shareholder's equity as of or for the year ended April 30, 1993 or as of or for the six months ended October 31, 1993. At October 31, 1992, the Container Rental Businesses had open forward contracts of #34.5 million.

UK/US GAAP Reconciliation

1.  Profit on Ordinary Activities After Taxation

The following is a summary of the significant items, net of applicable tax, which reconcile the combined profit on ordinary activities after taxation reported under UK GAAP to that which would have been reported had US GAAP been applied.

                                                     Six months    Six months
                                                          ended         ended
                                                    October 31,   October 31,
                                                           1992          1993
                                                    (unaudited)   (unaudited)
                                                             #m            #m

Profit on ordinary activities after taxation
                                                          27.3           6.4

US GAAP adjustments:

Translation of foreign currency balances                  (0.7)          0.2
Unrealised loss on open forward contracts                 (1.9)            -
Deferred tax                                              (2.8)         (4.0)
Goodwill                                                  (1.8)         (1.8)
                                                          ____           ___

Profit on ordinary activities after taxation
  under US GAAP                                           20.1           0.8
                                                          ====           ===

TIPHOOK PLC CONTAINER RENTAL BUSINESSES

NOTES TO THE UNAUDITED COMBINED INTERIM FINANCIAL INFORMATION for the six months ended October 31, 1993


UK/US GAAP Reconciliation (continued)

2.  Shareholders' Funds

The following is a summary of the significant items, net of applicable tax, which reconcile shareholders' funds reported under UK GAAP to that which would have been reported had US GAAP been applied.

                                                                   Six months
                                                                        ended
                                                      April 30,   October 31,
                                                           1993          1993
                                                                  (unaudited)
                                                             #m            #m

Shareholders' Funds under UK GAAP                         64.1          70.7

US GAAP Adjustments:

Deferred tax                                             (53.1)        (57.1)
Goodwill                                                 134.2         132.4
                                                         _____         _____

Shareholders' Funds under US GAAP                        145.2         146.0
                                                         =====         =====